Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-102100, No. 333-112659, No. 333-122963, and No, 333-153706) of Integral Systems, Inc. and subsidiaries and in the related Prospectuses and in the Registration Statements on Form S-8 pertaining to the (i) 2002 Stock Option Plan (Nos. 333-87694 and 333-133769), (ii) 2008 Stock Incentive Plan (No. 333-150759) and (iii) Employee Stock Purchase Plan (No. 333-150761) of our reports dated December 9, 2009, with respect to the consolidated financial statements of Integral Systems, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Integral Systems, Inc. and subsidiaries included in this Annual Report (Form 10-K) for the year ended September 25, 2009.

/s/ Ernst & Young LLP

McLean, Virginia

December 9, 2009